Exhibit 12.1
EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$622.4	$1,144.0	$511.2	$388.2	$284.0
Add:
Fixed charges	24.7	24.8	18.4	12.4	10.3
Distributed income of equity investees	2.2	2.1	—	0.3	—
Earnings, as adjusted	$649.3	$1,170.9	$529.6	$400.9	$294.3
Fixed charges:
Interest expense	$15.5	$15.5	$8.9	$3.9	$2.7
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.7	1.7	0.9	0.5	0.4
Interest portion of rental expense (a)	7.5	7.6	8.6	8.0	7.2
Fixed charges	$24.7	$24.8	$18.4	$12.4	$10.3
Ratio of earnings to fixed charges	26.3	47.1	28.7	32.4	28.7
_______________________________________________________________________________

(a)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.